SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2005
                           ----------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25101
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   The Oneida Savings Bank 401(k) Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Oneida Financial Corp.
                                 182 Main Street
                           Oneida, New York 13421-1676

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN




Date: June 28, 2006               By:      /s/ Eric E. Stickels
                                           ----------------------------
                                           Name:  Eric E. Stickels
                                           Title: Executive Vice President
                                                  and Chief Financial Officer,
                                                  The Oneida Savings Bank

                               Oneida Savings Bank
                               401(k) Savings Plan

                              Financial Statements

                           December 31, 2005 and 2004

                     Oneida Savings Bank 401(k) Savings Plan

                                      Index



                                                                            Page
Report of Independent Registered Public Accounting Firm........................2

Financial Statements:

     Statements of Net Assets Available for Benefits
         at December 31, 2005 and 2004.........................................3

     Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2005..................................4

     Notes to Financial Statements...........................................5-9

Supplemental Schedule: *

     Schedule of Assets (Held at End of Year), Schedule H, Line 4i
         at December 31, 2005.................................................10


* All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             Report of Independent Registered Public Accounting Firm




To the Participants and Administrator of the Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.


                                                /s/ Crowe Chizek and Company LLC
                                                --------------------------------
                                                    Crowe Chizek and Company LLC

Columbus, Ohio
June 13, 2006

Oneida Savings Bank 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------

Assets
                                                        2005             2004
                                                        ----             ----

Investments                                          $9,956,377       $9,741,997

Receivable
     Employer contribution                               11,636            5,512
     Participant contribution                            29,609           16,692
                                                     ----------       ----------

            Total assets                              9,997,622        9,764,201

Liabilities
     Excess contribution payable                             --           13,004
                                                     ----------       ----------

Net Assets Available for Benefits                    $9,997,622       $9,751,197
                                                     ==========       ==========


                   The accompanying notes are an integral part
                         of these financial statements.
                                        3

Oneida Savings Bank 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005
--------------------------------------------------------------------------------


                                                                       2005
                                                                       ----
Additions to net assets attributed to:
     Investment income                                              $   158,490
     Interest from loans                                                  3,965
       Net depreciation in fair value of investments                   (667,089)
                                                                    -----------
         Total investment income                                       (504,634)

     Participant Contributions                                          663,176
     Employer Contributions                                             350,232
                                                                    -----------

            Total additions                                             508,774

Deductions:
     Benefits paid to participants                                      262,249
     Administrative expenses                                                100
                                                                    -----------

            Total deductions                                            262,349
                                                                    -----------

            Net increase                                                246,425

Net Assets Available for Benefits - Beginning of Year                 9,751,197
                                                                    -----------

Net Assets Available for Benefits - End of Year                     $ 9,997,622
                                                                    ===========




                   The accompanying notes are an integral part
                         of these financial statements.
                                        4

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General

     The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank ("the Sponsor" or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $14,000 and $13,000 for 2005 and 2004, respectively. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants are immediately vested in their contributions. Effective January 1, 2005, the Plan was amended to change the employer matching formula from 50% of the first 6% of compensation deferred to 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred. Effective January 1, 2005, the Plan was amended to state a participant is 100% vested in employer contributions made after January 1, 2005. The vesting on prior employer contributions is based on years of continuous service. A participant is 20% vested after each year of service and is 100% vested after five years of service.

     Investment Options

     Upon enrollment in the Plan, participants have a choice of allocating their contribution and the Company matching contribution in 1% increments to several pooled separate accounts, a guaranteed account, or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

     Payment of Benefits

     Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant's account at the valuation date. In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant's account. Upon termination of employment, if the account balance is less than $5,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account. In the case of death, the surviving spouse may elect to defer payment up to the age of 70 1/2. Hardship withdrawals are available of up to 100% of employee contributions and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made upon attainment of age 59 1/2.

     Retirement, Death and Disability

     A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

1.   Description of the Plan (Continued)

     Participant Loans

     The Plan provides that participants may borrow up to a maximum of 50% of the participant's vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan's trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a "home loan", in which case the loan may be repaid over a term of not more than 15 years. The loans bear a rate of interest commensurate with prevailing market rates.

     Forfeited Accounts

     At December 31, 2005 and 2004, forfeited nonvested accounts totaled $10,118 and $11,758, respectively. Forfeitures are reallocated to the matching contribution account of each eligible participant.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each participant based upon his or her account balances as of the distribution date. In the event of termination of the Plan, participants would become 100% vested.

2.   Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual method of accounting based on U.S. generally accepted accounting principles.

     Valuation of Investments

     Oneida Financial Corp. common stock is valued at fair value based on quoted market prices as of the Plan's year end. Units of pooled separate accounts are valued by the custodian at the daily net asset value, which represents the cumulative market values of the pooled separate accounts' underlying investments. The guaranteed account is reported at contract value, which approximates fair value. Purchases and sales of securities are accounted for as of the trade dates. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements. Participant loans are valued at cost, which approximates fair value.

     Administrative Costs

     Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor. The Plan Sponsor paid administrative expenses of $22,166 and $21,721 in 2005 and 2004, respectively.

     Use of Estimates

     The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

     Effect of Newly Issued But Not Yet Effective Accounting Standards

     FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and
     Defined-Contribution Health and Welfare and Pension Plans, was issued in December 2005. This FSP revises the definition of fully benefit-responsive investment contracts and modifies the financial statement presentation and disclosure requirements of defined contribution plans pertaining to their investments in fully benefit-responsive investment contracts. This FSP is effective for plan years ending after December 15, 2006, and is to be applied retroactively to financial statements that are comparatively presented. The Plan's adoption of this standard in 2006 is not expected to have a material effect on the Plan's net assets available for benefits or changes in net assets available for benefits because the fair value of the Plan's fully benefit responsive investment contract is estimated to approximate contract value as of December 31, 2005.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies (Continued)

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of pooled separate accounts, a guaranteed fixed account and common stock of Oneida Financial Corp. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Concentration of Credit Risk

     At December 31, 2005 and 2004, approximately 26% and 35%, respectively, of the Plan's assets were invested in Oneida Financial Corp. common stock fund.

3.   Investments

     The fair market value of individual investments that represent 5% or more of the net assets available for benefits as of December 31 are as follows:

                                                      2005           2004
     Guaranteed Account:
         ING Fixed Account                         $1,154,024    $1,468,495
     Pooled Separate Accounts:
         ING Fidelity VIP Equity - Income           1,075,883       991,992
         ING Oppenheimer Main Street Fund             929,748       918,529
         ING Fidelity VIP Growth Portfolio            794,778       701,454
     Oneida Financial Corp. Common Stock            2,565,921     3,451,140

     During  2005,  the  Plan's  investments  (including  gains  and  losses  on
     investments   bought   and  sold,   as  well  as  held   during  the  year)
     appreciated/(depreciated) in fair value as follows:

                                                                      2005

     ING VP Money Market Portfolio                                  $ 2,787
     ING VP Bond Portfolio                                            5,922
     ING Pioneer High Yield Fund                                      1,710
     ING American Balanced Fund                                       2,735
     ING VP Balanced Portfolio, Inc.                                 12,557
     ING Fidelity VIP Equity-Income                                  52,710
     ING VP Index Plus Large Cap Portfolio                            4,560
     ING Oppenheimer Main Street Fund                                45,589
     Fidelity VIP Growth Portfolio                                   38,508
     ING Fidelity VIP Contrafund Port I                              29,888
     ING American Century Select Portfolio                            1,061
     ING Baron Growth Fund                                           20,629
     ING VP Int'l Value Portfolio                                     2,484
     ING Ariel Fund                                                     135

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

3.   Investments (Continued)


     ING VIP Index Plus Mid Cap Port (I)                         $     135
     ING Lord Abbett Sm Cap Value Fund (A)                           1,031
     ING Lord Abbett Mid Cap Value Fund                                966
     ING Solution 2015 Portfolio I                                   2,656
     ING Solution 2025 Portfolio I                                     417
     ING Solution 2035 Portfolio I                                     806
     ING Solution 2045 Portfolio I                                      13
     ING Solution Income Portfolio I                                    40
     ING Washington Mutual Investors Fund (R3)                         373
     ING Fidelity Advisor Mid Cap Fund                              16,890
     ING Salomon Bros Aggressive Growth Portfolio                   16,279
     ING Oppenheimer Global Portfolio                               39,443
                                                                 ---------
         Total appreciation on pooled separate accounts          $ 300,324
                                                                 ---------

     Oneida Financial Corp. Common Stock                          (967,413)
                                                                 ---------
         Total depreciation                                      $(667,089)
                                                                 =========

4.   Income Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated November 26, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   Party in Interest Transactions

     At December 31, 2005 and 2004, certain Plan investments are units of pooled separate accounts and a guaranteed account managed by ING Life Insurance and Annuity Company ("ING"). ING is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. These investments totaled $7,208,951 and $6,096,492 at December 31, 2005 and 2004, respectively. The Plan also has participant loans of $56,186 and $74,139 at December 31, 2005 and 2004, which constitute party-in-interest investments. At December 31, 2005 and 2004, the Plan had $125,319 and $120,226, respectively, invested in a money market fund managed by Investors Bank and Trust (IBT). As IBT is the custodian of this asset, these transactions qualify as party-in-interest transactions.

     The Plan investments also included Company common stock. As of December 31, 2005 and 2004, the investment in Oneida Financial Corp. common stock was as follows:

                                  2005                            2004
                        ------------------------         ----------------------
                         Number         Market            Number        Market
                        of Shares        Value           of Shares       Value
     Common stock        256,592      $2,565,921          250,992     $3,451,140

     At December 31, 2005 and 2004, 3.1% and 3.2% of shares outstanding were held by the Plan, respectively. During 2005, the Plan earned dividend income of $104,083 on its investment in Oneida Financial Corp. common stock.

Oneida Savings Bank 401(k) Savings Plan
Notes to the Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

6.   Investment Contract with Insurance Company

     In 2003, the Plan entered into a benefit-responsive investment contract with ING. ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.75% for 2005 and 4% for 2004. The crediting interest rate is based on agreed-upon formula with the issuer, but cannot be less than three percent. Such interest rates are reviewed on a quarterly basis for resetting.

7.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500:

                                                                        2005

     Net assets available for benefits per the financial statements  $9,997,622
       Plus:  Additional matching contribution due to participants           50
       Less:  Participant loan payments                                    (716)
                                                                     ----------

     Net assets per the Form 5500                                    $9,996,956
                                                                     ==========

     The following is a reconciliation of the changes in net assets available for benefits per the financial statements to net income per the Form 5500:

     Net increase per the financial statements                       $ 246,425
       Plus:  Additional matching contribution due to participants          50
       Less:  Participant loan payments                                   (716)
                                                                     ---------

     Net income per the Form 5500                                    $ 245,759
                                                                     =========

Oneida Savings Bank 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------

Name of Plan sponsor:          Oneida Savings Bank
                       -----------------------------------------
Employer identification number:         15-0405820
                                 -----------------
Three digit plan number:               002
                          ---------------------------

                                                                (c)
                                                           Description of
                    (b)                                Including Maturity Date                              (e)
        Identity  of  issue, borrower               Rate of Interest, Collateral              (d)         Current
(a)       lessor, or similar party                     Par or Maturity Value                Cost **        Value
          ---------- -------------                            --------------                -------        -----

                                            Pooled Separate Accounts
*    ING Life Insurance and Annuity         ING VP Money Market Portfolio;
       Company                                investment in shares of a separate account    $    --    $    144,954
*    ING Life Insurance and Annuity         ING VP Bond Portfolio; investment in shares
       Company                                of a separate account                              --         260,786
*    ING Life Insurance Annuity             American Balanced Fund; investment in shares
       Company                                of a separate account                              --         111,918
*    ING Life Insurance and Annuity         ING VP Balanced Portfolio; Inc.; investment
       Company                                in shares of a separate account                    --         332,976
*    ING Life Insurance and Annuity         Fidelity VIP Equity-Income; investment in
       Company                                shares of a separate account                       --       1,075,883
*    ING Life Insurance and Annuity         ING VP Index Plus Large Cap Portfolio;
       Company                                investment in shares of a separate account         --         117,626
*    ING Life Insurance and Annuity         Oppenheimer Main Street Fund; investment
       Company                                in shares of a separate account                    --         929,748
*    ING Life Insurance and Annuity         Fidelity VIP Growth Portfolio; investment
       Company                                in shares of a separate account                    --         794,778
*    ING Life Insurance and Annuity         Fidelity VIP II Contrafund; investment in
       Company                                shares of a separate account                       --         241,357
*    ING Life Insurance and Annuity         ING Am Century Sel Port; investment in
       Company                                shares of a separate account                       --         141,011
*    ING Life Insurance and Annuity         Baron Growth Fund; investment in shares
       Company                                of a separate account                              --         427,815
*    ING Life Insurance and Annuity         Fidelity Advisor Mid Cap Fund; investment in
       Company                                shares of a separate account                       --         235,162
*    ING Life Insurance and Annuity         ING Salomon Bros Aggr Gr Portfolio;
       Company                                investment in shares of a separate account         --         167,347
*    ING Life Insurance and Annuity         ING VP Int'l Value Portfolio (I); investment in
       Company                                shares of a separate account                       --          28,571
*    ING Life Insurance and Annuity         ING Ariel Fund; investment in
       Company                                shares of a separate account                       --           7,185
*    ING Life Insurance and Annuity         ING VP Index Plus Mid Cap Portfolio (I);
       Company                                investment in shares of a separate account         --           3,544
*    ING Life Insurance and Annuity         ING Lord Abbett Mid Cap Value Fund;
       Company                                investment in shares of a separate account         --          25,231
*    ING Life Insurance and Annuity         ING Lord Abbett Small Cap Value Fund (A);
       Company                                investment in shares of a separate account         --          17,188
*    ING Life Insurance and Annuity         ING Washington Mutual Investors Fd (R3);
       Company                                investment in shares of a separate account         --          16,136
*    ING Life Insurance and Annuity         ING Solution 2015 Portfolio I; investment in
       Company                                shares of a separate account                       --         120,570
*    ING Life Insurance and Annuity         ING Solution 2025 Portfolio; investment in
       Company                                shares of a separate account                       --          18,438


Oneida Savings Bank 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------

Name of Plan sponsor:          Oneida Savings Bank
                       -----------------------------------------
Employer identification number:         15-0405820
                                 -----------------
Three digit plan number:               002
                          ---------------------------

                                                                (c)
                                                           Description of
                    (b)                                Including Maturity Date                              (e)
        Identity  of  issue, borrower               Rate of Interest, Collateral              (d)         Current
(a)       lessor, or similar party                     Par or Maturity Value                Cost **        Value
          ---------- -------------                            --------------                -------        -----

*    ING Life Insurance and Annuity         ING Solution 2035 Portfolio I; investment in
       Company                                shares of a separate account                       --          25,954
*    ING Life Insurance and Annuity         ING Solution 2045 Portfolio I; investment in
       Company                                shares of a separate account                       --             462
*    ING Life Insurance and Annuity         ING Solution Income Portfolio I; investment in
       Company                                shares of a separate account                       --           3,999
*    ING Life Insurance and Annuity         ING Pioneer High Yield Fund (A), investment in
       Company                                shares of a separate account                       --          49,055
*    ING Life Insurance and Annuity         ING Oppenheimer Glob Port; investment in
       Company                                shares of a separate account                       --         357,233
                                                                                                       ------------
                                                                                                          5,654,927
                                            Guaranteed Account
*    ING Life Insurance and Annuity         ING Fixed Account
       Company                                                                                   --       1,554,024

                                            Oneida Common Stock Fund
*    Oneida Financial Corp.                 Common Stock                                         --       2,565,921
*    Investors Bank & Trust                 Money Market Fund                                    --         125,319
                                                                                                       ------------
                                                                                                          2,691,240
                                            Participant Loans
*    Participant loans                      5.25% - 10.50%                                       --          56,186
                                                                                                       ------------

          Total investments                                                                            $  9,956,377
                                                                                                       ============

*    Denotes party-in interest
** All investments are participant directed, therefore no cost information is required.